The New York Times Building

37th Floor

620 Eighth Avenue

New York, NY 10018-1405

212.808.2700

Fax 212.286.9806

March 31, 2015

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Majesco Registration Statement on Form S-4 Filed February 19, 2015 File No. 333-202180

Dear Ms. Mills-Apenteng:

We are submitting this letter on behalf of our client, Majesco (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 19, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-4 (the “Registration Statement”), as submitted to the SEC on February 19, 2015 and Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response (the “Amended Registration Statement”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Amended Registration Statement. All page number references in the Company's responses are to page numbers in the Amended Registration Statement.

Under separate cover you will shortly be receiving tape-bound printed copies of the Amended Registration Statement marked to show changes from the Registration Statement. We are happy to provide additional copies if desired.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

United States Securities and Exchange Commission

March 31, 2015

General

1.	Please disclose in the forepart of the registration statement your status as a “controlled company” and your plans to rely on exemptions from certain corporate governance requirements.

Disclosure has been added to the second page of Cover-All’s letter to stockholders in the forepart of the Amended Registration Statement indicating that Majesco will be a “controlled company” under the rules of the NYSE MKT and intends to rely on exemptions from certain NYSE MKT corporate governance requirements.

Questions and Answers about the Merger and the Cover-All Special Meeting

2.	Q: What will Cover-All stockholders receive in the Merger? page 1

Please revise this question and answer to provide brief information in plain, reader- friendly terms regarding the number of shares of common stock a Cover-All stockholder will receive on a per share basis. Include a relevant illustration on an individualized basis demonstrating the possible scenarios regarding the payout amounts in light of the potential adjustments to the exchange ratio. Consider whether dividing this question and answer into subparts or separate questions and answers may be appropriate.

The Company has revised its disclosure on pages 1-2 of the Amended Registration Statement to provide information in plain, reader-friendly terms about the number of shares of common stock a Cover-All stockholder will receive on a per share basis in the Merger. The Company has also included an illustration on an individualized basis demonstrating the possible scenarios regarding the share exchange amounts in light of the potential adjustments to the Exchange Ratio.

Summary, page 13

3.	Please include your discussion of the Mastek de-merger under a separate caption, and expand your description of the assets that will be contributed to Majesco by Mastek.

The Company has included its discussion of the Mastek de-merger and the Majesco Reorganization under a separate caption on pages 13-14 of the Amended Registration Statement and has expanded its discussion of the assets and operations that will be contributed to Majesco by Mastek.

United States Securities and Exchange Commission

March 31, 2015

The Merger, page 15

4.	Please consider expanding your summary to provide graphics illustrating the corporate structure of Majesco and its parent on both a pre- and post-merger basis.

The Company has included graphics illustrating the corporate structure of Majesco and its parent on both a pre- and post-Merger basis on pages 15-16 of the Amended Registration Statement.

Regulatory Approvals, page 19

5.	You state that Majesco must obtain certain foreign court and regulatory approvals for the consummation of the Majesco reorganization. Please briefly reference the specific courts and administrative agencies you are referring to here and provide a more detailed discussion on page 90.

The Company has included references to the specific courts whose approval still remains to be obtained in the disclosure on pages 22 and 93 of the Amended Registration Statement. The Company has also included a more detailed description of the necessary judicial and administrative approvals in the disclosure regarding the Majesco Reorganization on pages 124-125, so that this description would be located in a consolidated fashion with the comprehensive discussion of the Majesco Reorganization itself.

Risk Factors, page 23

6.	Please add a risk factor stating that Majesco has not been a reporting company and identify and discuss any resultant risks to Cover-All’s shareholders.

The Company has added, on page 26 of the Amended Registration Statement, a risk factor stating that Majesco has not previously been a reporting company and identifying and discussing resultant risks to stockholders and a more complete risk factor disclosure on page 50 of the Amended Registration Statement.

Selected Historical Financial Data of Cover-All, page 26

7.	We note that you presented on page F-51, the statement of operations for Cover-All for the three years ended December 31, 2014. However, you only present the statement of operations data for two years in the selected historical financial data for Cover-All. Please revise to include the information for the period ended December 31, 2012 in your disclosure. Refer to Question 11 of FAQ on Title I of the Jobs Act.

United States Securities and Exchange Commission

March 31, 2015

The Company has revised the selected historical financial data for Cover-All on page 29 of the Amended Registration Statement to present the consolidated balance sheet data and statement of operations data as of and for the period ended December 31, 2012, respectively.

Material U.S. Federal Income Tax Consequences of the Merger, page 91

8.	It appears that you are relying on the short-form opinions of Pepper Hamilton, tax counsel to Majesco, and Sills Cummis & Gross, tax counsel to Cover-All. In this regard, we note your statement that they will render written opinions that the merger will qualify as a reorganization under the Internal Revenue Code. Please note that where you rely on short-form opinions, your tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and that disclosure must clearly identify and articulate the opinion being rendered. Please revise your disclosure to state clearly in this section of the prospectus that the disclosure presented here is the opinion of your counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

In response to the Staff’s comments, the Company has updated its disclosure on page 95 of the Amended Registration Statement to state that the disclosure in the section regarding tax consequences of the Merger reflects the opinion of the named counsel and to more clearly identify and articulate the opinion being rendered.

9.	We note your disclosure on page 92 that the tax discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, you may not assume a legal conclusion that underlies the opinion that shareholders of Cover-All common stock will not recognize any gain or loss upon receipt of Majesco common stock. Accordingly, please revise the disclosure to remove this assumption concerning the reorganization. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comments, the Company has revised its disclosure on page 95 of the Amended Registration Statement to state that it is the opinion of the respective named counsel to the Company and to Cover-All that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code so long as certain assumptions, representations, qualifications and certifications of management of the Company and Cover-All referred to in the disclosure on page 95 remain true and accurate as of the closing of the Merger.

United States Securities and Exchange Commission

March 31, 2015

Majesco’s Business

Majesco Reorganization, page 121

10.	You state that it is a condition to the merger that the Majesco reorganization be completed prior to consummation of the merger. Accordingly, please expand your discussion of the de-merger to provide additional background on the nature and status of the reorganization.

For example, please provide/disclose:

•	A brief timeline of the most significant events in the de-merger, such as the dates assets were contributed by Mastek to Majesco;

•	How the payment amounts presented on page 182 were determined; and

•	Whether the reorganization is subject to approval by the shareholders of Mastek.

In the disclosure on pages 124-125 of the Amended Registration Statement, the Company has added specific dates for certain significant events in the de-merger and the Majesco Reorganization and has included information regarding approval by the shareholders of Mastek (which was obtained in early March 2015). The Company has also added disclosure on page 124 regarding the valuation methodologies used for the payment amounts mentioned in the related party transaction discussion of the Amended Registration Statement for the transfer of the relevant non-U.S. subsidiaries and business operations to Majesco.

Majesco Organizational Chart, page 122

11.	Please consider providing a graphic illustration of the post-merger organizational structure. Consider identifying in the post-merger chart the stock markets in which the entities in the chart are, or will be, traded. Where such listings are anticipated, include appropriate footnote disclosure.

The Company has provided a graphic illustration of the post-merger organizational structure on page 16 of the Amended Registration Statement. The Company has also identified in the chart the stock markets on which the entities in the chart are, or are anticipated to be, traded, as applicable.

Business, page 123

12.	You state that as of January 1, 2015, Majesco served approximately 120 insurance customers. To provide context and horizontal comparability to this measure, please provide similar information for all periods presented.

United States Securities and Exchange Commission

March 31, 2015

The Company has revised the disclosure on pages 127 and 131 of the Amended Registration Statement to provide this information in response to the Staff’s comments.

Major Customers, page 127

13.	For fiscal year 2014, Majesco’s largest customer was State Farm, which constituted approximately 19.8% of total revenues. We note that you have not filed any agreements with State Farm as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.

Majesco respectfully acknowledges the Staff’s comment. Majesco notes that its agreement with State Farm was made in the ordinary course of business of Majesco and is of such a nature as ordinarily accompanies the kind of business conducted by Majesco and its subsidiaries. The agreement with State Farm is for the provision of insurance software and services, the standard business activities conducted by Majesco and its subsidiaries.  Majesco does not deem any of its customer agreements, including its agreement with State Farm, to be material within the meaning of Item 601(b)(10) of Regulation S-K because these agreements are entered into in the ordinary course of Majesco’s business, as noted. Furthermore, the agreements entered into with State Farm do not contain any terms that would be outside of the ordinary course.  Majesco is also not “substantially dependent” on its customer agreement with State Farm, or on any of its other customer contracts, due to the fact that: (i) the revenues generated by the contract with State Farm represented less than 20% of Majesco’s revenues for its fiscal year ended March 31, 2014; (ii) the percentage of Majesco’s revenues generated by the contract with State Farm is expected to decline to approximately 9.6% for Majesco’s fiscal year ended March 31, 2015; (iii) on a pro forma basis, after giving effect to the consummation of the Merger with Cover-All, the percentage of the combined company’s revenues generated by the contract with State Farm for the fiscal year ended March 31, 2015 is expected to be approximately 6.9% of pro forma revenues; (iv) Majesco has a broad base of customers (120 customers as of January 1, 2015 with little customer concentration) and Majesco’s top five customers represented only 37.7% of Majesco’s revenues for Majesco’s fiscal year ended March 31, 2014 (which percentage is expected to decline further to 30.6% of total revenues for the fiscal year ended March 31, 2015); and (v) large customers of Majesco tend to change with regular frequency, with a high amount of turnover among top customers; for example, for fiscal year 2012, Majesco’s largest customers were Fidelity and Microsoft. In fiscal year 2013, Majesco’s largest customers were Fidelity and State Farm. For fiscal year 2015, State Farm is not expected to exceed 10% of revenue (and therefore will not be identified by name in future disclosures) in respect of such year and no single customer of Majesco is expected to exceed 10% of Majesco’s total revenues. This high turnover combined with continued growth in Majesco’s revenues is another factor showing the lack of substantial dependence of Majesco on revenues from any single customer, including State Farm.

Majesco also wishes to point out that numerous other peer IT services companies of similar market capitalization and operating in a similar manner as Majesco have taken the position that their

United States Securities and Exchange Commission

March 31, 2015

customer service contracts with individual customers to which 10% or more of revenues are attributable are in the ordinary course of business and are not material contracts or do not otherwise require filing under Item 601(b)(10).  Specifics of those issuers can be provided upon request. This is the case even with respect to some issuers as to which the revenue derived from such customers constituted a greater proportion of the issuer’s total revenues than State Farm constituted of Majesco’s revenues for its fiscal year 2014.

Unaudited Pro Forma Condensed Combined Financial Information, page 129

Notes to Unaudited Pro-Forma Condensed Combined Financial Information, page 133

14.	We note from your disclosure on page 31 that the market value of the shares of Majesco common stock that holders of Cover-All common stock will receive in the Merger may increase or decrease between the date of the joint proxy statement/prospectus and the completion of the Merger. Please tell us whether you believe this fluctuation in market value will be material and if so, revise the disclosure to include the impact on the balance sheet of increases and decreases in the market value.

Cover-All is publicly traded on NYSE MKT and its market price and public beneficial shareholders change on a daily basis. For example, in December 2014, the market capitalization of Cover-All was approximately $31 million. Currently, it is approximately $27 million. This represents a change of approximately 13% in the market capitalization of Cover-All over a three month period. Because of this historical volatility in the value of Cover-All common stock, fluctuations in valuation may be material prior to Closing. In accordance with ASC 840, the fair value of the consideration transferred, including any equity securities, is determined on the acquisition date. Consideration transferred includes: the acquisition-date fair values of the assets transferred by Majesco, the liabilities incurred by Majesco to former shareholders of Cover-All, and the equity interests issued by Majesco. The measurement date for consideration transferred is the acquisition date (the date control is obtained), which is generally the closing date. The Unaudited Pro Forma Condensed Combined Financial Information includes a preliminary allocation of the estimated fair value of the consideration expected to be transferred in connection with the Merger based on the Company’s reasonable assessment of where the actual valuation may be at such date based on information currently available to it. The fair value of the consideration is allocated to the fair value of Cover-All assets acquired and liabilities assumed at the time of closing, with any excess consideration classified as goodwill. Even if there is a material increase or decrease in valuation, changes in the fair value of the Majesco consideration transferred would result in an increase/decrease to the resulting goodwill and not affect the other individual assets acquired and liabilities assumed.

United States Securities and Exchange Commission

March 31, 2015

Note 3. Pro-Forma Adjustments

h)  Restructuring expenses, page 137

15.	We note your pro forma adjustment eliminates the restructuring expenses recognized in the historical statements of operations of Majesco and Cover-All. Please tell us whether these costs are directly attributable to the merger between Majesco and Cover-All and the reason and basis for eliminating these historical expenses. In this regard, please explain to us why you believe this to be an appropriate pro-forma adjustment. Refer to Rule 11-02(b)(6) of Regulation S-X.

The restructuring expenses recognized in Statements of Operation of Majesco pertain to the Majesco Reorganization, which is a pre-condition to the Merger, and steps taken in preparation to complete the contemplated Merger, including severance payments to former employees and other professional fees incurred in connection with the Merger. Each, therefore, was eliminated as a one-time charge that will not be recurring.

The restructuring expenses recognized in the Statements of Operation of Cover-All do not relate to the Merger and consisted of severance paid to Cover-All’s former chief executive officer and several other employees in connection with the separation of their employment with Cover-All and were each therefore eliminated as one-time charges that will not be recurring. The Company has revised the selected Unaudited Pro Form Consolidated Statements of Operations data and the Unaudited Pro- Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2014 on Pages 31 and 134 of the Amended Registration Statement, respectively, to reflect such Cover-All restructuring expenses in the pro forma financial statements.

j)  Earnings per Common Share, page 137

16.	We note from your disclosure throughout the filing that warrants, options, and RSUs to purchase shares of Cover-All common stock will be replaced with those to purchase shares of Majesco common stock. However, these stock awards are not reflected in the shares used in pro-forma dilutive earnings per share calculation. Please revise to include this information in your disclosure.

In accordance with ASC 260, the weighted average number of common shares used to calculate the historical diluted earnings (loss) per share for Cover-All excluded all outstanding options and other potential common shares as they would have an anti-dilutive effect. In accordance with Rule 11-02(b)(7) of Regulation S-X, the denominator in computing basic and diluted pro forma earnings per share is based on the weighted number of Majesco common shares outstanding at the beginning of each period presented, adjusted to give effect to the Majesco common shares that would have been issued had the Merger taken place at the beginning of such period. The issuance of

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March 31, 2015

additional Majesco common shares related to the Merger is in exchange for all outstanding Cover-All common stock.

All outstanding and unexercised options and outstanding and unvested RSUs which are settleable in shares of Cover-All common stock will be exchanged for options and RSUs to acquire Majesco common stock after giving effect to the Exchange Ratio and all Cover-All warrants will become exercisable for Majesco common stock. While the actual future impact of potential dilution from shares of common stock related to equity awards granted under the Merger Agreement will depend on various factors, including market conditions, the Company does not currently estimate that the future dilutive impact will be material.

Based upon the Staff’s comment the Company has included additional disclosure in the notes to the Unaudited Pro-Forma Condensed Combined Financial Information related to the exclusion of the potential dilutive impact from options and RSUs to purchase Majesco common stock received in exchange for similar equity awards which could have been settled in Cover-All common stock on page 141 of the Amended Registration Statement.

Majesco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended March 31, 2014 (Twelve Months) Compared to Fiscal Year Ended March 31, 2013 (Nine Months)

Revenues, page 143

17.	You state that the revenue decrease for the year ended March 31, 2014 was primarily due to “modification of a work order with a major customer through a change order to effectuate an early wind down of the services being performed.” Please remove vague terms such as “primarily” in favor of specific quantifications here and throughout Results of Operations, including in Operating Expenses. For background refer to Section III.D of SEC Interpretive Release No. 33-6835.

The Company has revised the disclosure on page 147 and 150 of the Amended Registration Statement in response to the Staff’s comments.

Operating Expenses, page 143

18.	Your discussion of operating expenses provides insight into the aggregate increases in expenses, but does not provide a sufficiently particularized discussion of each component of expenses. Revise your disclosure to provide further insight into the factors that drove

United States Securities and Exchange Commission

March 31, 2015

changes for each category of expense discussed. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company has revised the disclosure on pages 147 and 150 of the Amended Registration Statement in response to the Staff’s comments.

Cover-All’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 164

19.	We note that the disclosure on page 165 states that the direct margin in the year ended December 31, 2013 was 48%. However, the table on page 164 indicates that the direct margin in 2013 was 24.9%. Please revise to correct this inconsistency in your disclosure.

The Company has revised the disclosure in the table on page 168 of the Amended Registration Statement to include the correct values for fiscal year 2013 and 2012 in response to the Staff’s comments.

20.	We note that the statements of operations on page F-51 indicates that you recorded amortization of capitalized software for the years ended 2013 and 2012. However, the table on page 164 does not include a value for fiscal year 2013 and 2012. Please revise to correct this inconsistency in your disclosure.

The Company has revised the disclosure in the table on page 168 of the Amended Registration Statement to include the values for fiscal year 2013 and 2012 in response to the Staff’s comments.

Management of the Combined Company following the Merger

Related Person Transactions, page 181

21.	Please tell us what consideration you gave to filing:

•	The services contracts entered into between Majesco and its subsidiaries and Mastek;

•	The purchase agreements you entered into with Mastek, as part of the Majesco Reorganization; and

•	The guarantees provided by Mastek under the contracts with Independent Order of Foresters and Ocean Life Insurance Thailand Co. Ltd.

United States Securities and Exchange Commission

March 31, 2015

Majesco respectfully acknowledges the Staff’s comments.

With respect to services contracts entered into between Majesco and its subsidiaries and Mastek, Majesco respectfully notes that these contracts are intracompany services contracts pursuant to which the various entities of the Mastek corporate group (of which Majesco was a part prior to the de-merger and Majesco Reorganization) provide services to each other (primarily employee, technical and programming support services) to allow each entity of the group to satisfy its own customer contract obligations and statements of work.  These intracompany services contracts are ordinary course of business of Mastek and its subsidiaries and common practice in the IT services industry among corporate affiliates.  In the de-merger and Majesco Reorganization, all of these intracompany services contracts will become intracompany services contracts among Majesco and its wholly-owned subsidiaries.  Following the de-merger and Majesco Reorganization, there will no longer be any intracompany services contracts with Mastek or any Mastek affiliate that is not a Majesco subsidiary.  These intracompany services agreements will only be among Majesco and its wholly-owned subsidiaries, for the provision of customer-related support services for each other.  Accordingly, Majesco respectfully submits that such contracts are entered into in the ordinary course with Majesco’s wholly owned subsidiaries and are not material contracts that would require filing under Item 601(b)(10) of Regulation S-K, and that the filing of these contracts would not be meaningful to investors.

With respect to the purchase agreements entered into between Majesco or its subsidiaries and Mastek and its affiliates as part of the Majesco Reorganization, Majesco has filed those as Exhibits 10.29 through 10.31 to the Amended Registration Statement.

With respect to the guarantees provided by Mastek under the contracts of Majesco’s subsidiaries with Independent Order of Foresters and Ocean Life Insurance Thailand Co. Ltd., respectively, the Company notes that the contracts for which these guarantees were issued were ordinary course of business contracts with customers for which the customer requested a specific parent performance guarantee. These guarantees were therefore entered into by Mastek for the benefit of such subsidiaries in the ordinary course of business. Following the consummation of the Merger and the completion of the Majesco Reorganization, it is expected that Mastek will be released from such guarantees and that such guarantees will be assumed by Majesco instead. Such guarantees are entered into in the ordinary course of business at the request of customers in support of Majesco’s ordinary course customer contract obligations with third parties that are not material to Majesco’s business. Moreover, they do not constitute contracts on which Majesco would substantially depend.  Accordingly, Majesco respectfully submits that such guarantees are immaterial and not required to be filed under Item 601(b)(10) of Regulation S-K and that the filing of these guarantees would not be meaningful to investors.

United States Securities and Exchange Commission

March 31, 2015

Executive Compensation: Cover-All

Summary Compensation Table, page 197

22.	Please include in the introductory paragraph the full date of the fiscal year-end (i.e., month, day, year).

The Company has revised its disclosure on page 204 of the Amended Registration Statement to provide this information in response to the Staff’s comments.

Majesco Security Ownership of Certain Beneficial Owners and Management, page 200

23.	Please provide the names of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Majesco Limited and Mastek (UK) Ltd. here and on page 202.

The Company has revised its disclosure in the table of beneficial ownership of Majesco on page 206 of the Amended Registration Statement, and the notes thereto, in response to the Staff’s comments.

Cover-All Security Ownership of Certain Beneficial Owners and Management page 201

24.	Please provide the names of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Renn Universal Growth Investment Trust plc.

The Company has revised its disclosure in the table of beneficial ownership of Cover-All on page 207 of the Amended Registration Statement, and the notes thereto, to provide this information per the Staff’s comments.

Majesco Financial Statements

Notes to Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

k.  Revenue and cost recognition, page F-l 1

25.	We note that arrangements with software development, related maintenance and post-sale customer support services generally meet the criteria for separate units of accounting. Please explain to us and revise to disclose how you allocate the consideration received in the arrangement to all deliverables and describe the significant factors, inputs, assumptions

United States Securities and Exchange Commission

March 31, 2015

and methods used to determine the allocation. Refer to ASC 985-605-25-6 and ASC 985-605-55-74 and 75.

The Company enters into arrangements to sell significantly customized software to a given customer. As part of the contractual arrangement, the Company will typically enter into a multi-year post-contract customer support (“PCS”) to provide services, such as help desk support, correction or errors (bug fixing) and providing unspecified maintenance upgrades offered on a when-and-if available basis. The PCS arrangements do not provide for rights to specified future upgrades or additional software products.

In accordance with ASC 985-605-25-6, if an arrangement includes multiple elements, the fee shall be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated in the contract for each element. Vendor-specific objective evidence of fair value is limited to the following:

(a)	The price charged when the same element is sold separately; and

(b)	For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

Evidence of the fair value associated with the PCS element of an arrangement is based upon the historical renewal rates associated with new stand-alone PCS contracts upon the expiration of the initial contract. The customer PCS renewal pricing is based upon the rates contained in the initial contract, subject to certain consumer price index increases. Transaction pricing management and related internal governance allows Majesco to establish and monitor vendor-specific objective evidence (“VSOE”) for PCS elements offered to customers.

Because VSOE of fair value exists for the PCS-related services, the customized software product element is separated from the PCS arrangement. The fair value of the PCS element is recognized over the term the services will be provided. The Company recognizes the remaining value of the arrangement, related to the software element, under the percentage-of completion method of accounting. Under the percentage-of-completion method of accounting the Company considers various input and output measures to measuring progress. The primary inputs used to measure progress are total estimated costs, based upon labor hours involved to complete the project, compared to actual costs incurred. Output measures to determine the results achieved are typically based upon contract milestones.

Majesco acknowledges its responsibility for the adequacy and accuracy of its financial statement disclosures and based upon the Staff’s comment will expand its disclosures in the notes to

United States Securities and Exchange Commission

March 31, 2015

the financial statements to incorporate the requirements under ASC 985-605-50 for multiple-element arrangements, in future Exchange Act filings.

26.	We note your disclosure on page 138 that license revenues are not accounted for separately from software services as the services are essential to software functionality and include significant modification or customization of the software. We also note your disclosure here that license revenues are not accounted separately from software services revenues if the services are essential to software functionality and include significant modification or customization of the software. Please clarify whether you sell software licenses without significant modification or customization and if so, tell us and revise your disclosure to provide your revenue recognition policy for such arrangements.

The Majesco business model is to license software which requires significant modification or customization. In such cases, license revenue is accounted along with software services revenue as the services are an integral part of the software functionality and include significant modification or customization of the software.

However, during the two fiscal year period ended March 31, 2014, Majesco entered into only three contracts in total for the sale of a software license to existing customers without any significant customization. The values of each of the three individual transactions were $200,000, $167,000 and $25,000, respectively.

Since transactions for the sale of software without significant modification or customization have not been material to Majesco’s historical gross revenue in each of the fiscal years ended March 31, 2014 and 2013, a significant accounting policy disclosure was not deemed necessary in the notes to combined financial statements.

The Company has revised its disclosure on page 142 of the Amended Registration Statement to indicate that in, general, the Company licenses software which requires significant modification or customization, thus, license revenue is not accounted separately from software services revenue for the reasons disclosed on page 142.

27.	We note from your disclosure on page 124 that you provide application hosting services using the Majesco’s proprietary software. Please tell us the details of your hosting arrangements, including the different elements included in such arrangements and your consideration for the guidance under ASC 985-605-55-121, as well as your revenue recognition policy for such arrangements. Please also tell us your consideration for providing the disclosures required under ASC 605-25-50-2 related to such arrangements.

Majesco’s hosting arrangements are arrangements in which the customer initially does not take possession of the software but has a right to use it. The customer has access to the software

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March 31, 2015

application on an as-needed basis through an Internet access that Majesco controls and monitors. The terms of the hosting arrangements provide the customer with an option to license the software solution during the initial contract subject to a transfer fee. The transfer fee is not considered a significant penalty.

Since the customer has the contractual right to take possession of the software and has the capability to maintain the functionality of the software, a separate software element is recognized within the scope of ASC 985-605 apart from the hosting service. VSOE of fair value related to the hosting service is created by the substantive renewal rates contained in the initial contract and pricing management and related internal governance controls which maintain consistent pricing thresholds.

Majesco acknowledges its responsibility for the adequacy and accuracy of the financial statement disclosures and based upon the Staff’s comment will expand its disclosures in the notes to the combined financial statements related to revenue recognition in future Exchange Act filings.

28.	We note from your disclosure on page 53 that you resell products and services of third parties. Please tell us and revise your disclosure to state whether these revenues are presented on a gross or net basis in the statement of operations. As part of your response, please tell us how you have considered each factor outlined in ASC 605-45 in making your determination.

In accordance with ASC 605-45, Majesco has determined that gross revenue reporting was the appropriate presentation for its resale transactions. The following indicators under ASC 605-45 were those considered when determining that the gross basis of reporting revenue was appropriate. Majesco met the following indicators of gross revenue reporting, among others:

•	Majesco is the primary obligor in the arrangement.

•	Majesco has latitude in establishing pricing. Purchased third party software products are resold (revenue) to customers at a price equal to Majesco’s purchase price.

•	Majesco performs changes to the product based upon the services provided to customers.

•	Majesco has discretion in supplier selection.

The Majesco transactions did not meet any of the three indicators supporting net revenue reporting under ASC 605-45.

Since these types of transaction accounted for less than $15,000 and $0 of Majesco’s historical gross revenue in each of the fiscal years ended March 31, 2014 and 2013, respectively, a

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March 31, 2015

significant accounting policy disclosure was not deemed necessary in the notes to combined financial statements.

Note 14. Income Taxes, page F-23

29.	We note your disclosure on page F-25 which indicates that you have not provided income taxes on undistributed earnings of US subsidiaries that are indefinitely reinvested. Please tell us the cumulative amounts of undistributed earnings of U.S. subsidiaries as of March 31, 2014 and December 31, 2014, and tell us when the undistributed earnings were earned. If it is material, please explain how you determined that you do not need to provide income taxes on undistributed earnings of U.S. subsidiaries. Refer to ASC 740-30-25-6 and ASC 715-30-25-17.

Majesco and its U.S. subsidiaries Majesco Software and Solutions Inc. and Vector Insurance Services LLC filed, together with Majesco, a consolidated federal income tax return and there were no undistributed earnings in these U.S. subsidiaries as of March 31, 2014 and December 31, 2014. Undistributed earnings that are indefinitely reinvested relate to non-U.S. subsidiaries only.

30.	Please revise to disclose the amount of the unrecognized deferred tax liability related to undistributed earnings or include a statement that such determination is not practicable. Refer to ASC 740-30-50-2.C.

The Company respectfully submits that determination of the amount of the unrecognized deferred tax liability related to undistributed earnings is not practicable because numerous possible methods could be used to facilitate the repatriation of earnings to the U.S., and each would require evaluation of withholding taxes, evaluation of the local taxability of dividends as well as an analysis of the Company’s historical tax position and the ability to use foreign tax credits. Furthermore, due to the Company’s complex legal entity structure, the number of jurisdictions involved, and the layers of regulatory requirements, all of which would have to be evaluated to determine the amount of allowable dividends between legal entities and ultimately to the U.S., such an effort would require a significant amount of Company resources. Because any estimate would not be meaningful due to the numerous assumptions upon which it would be based, and because of the significant resources this exercise would require, the Company determined that it is not practical for the Company to estimate the amount of unrecognized deferred tax liabilities. Majesco acknowledges its responsibility for the adequacy and accuracy of the financial statement disclosures and based upon the Staff’s comment will expand its disclosures in the notes to the combined financial statements to adhere to the requirements of ASC 740 in future Exchange Act filings.

United States Securities and Exchange Commission

March 31, 2015

Note 15.  Employee Stock Option Plan, page F-25

31.	We note that you did not disclose the method and assumptions used to estimate the expected term of options. Please tell us what consideration was given to disclosing this information. Refer to ASC 718-10-50-2(f)(2)(i).

In accordance with SAB Topic 14, Majesco uses the simplified method for estimating the expected term when measuring the fair value of employee stock options using the Black-Scholes option pricing model. Majesco believes the use of the simplified method is appropriate due to the employee stock options qualifying as “plain-vanilla” options under the following criteria established by SAB Topic 14:

•	Stock options are granted at-the-money.

•	Exercisability is conditional only on completing a service condition through the vesting date.

•	Employees who terminate their service prior to vesting forfeit the options.

•	Employees who terminate their service after vesting are granted limited time to exercise their stock options (typically 30–90 days).

•	Stock options are nontransferable and nonhedgeable.

Majesco acknowledges its responsibility for the adequacy and accuracy of the financial statement disclosure and will incorporate the Staff’s comment in future Exchange Act filings. Specifically, Majesco will disclose in the notes to its combined financial statements in future Exchange Act filings: the use of the simplified method, the reason why it was used; which stock options were valued using this method if all stock options were not valued using this method and the periods it was used if it was not used in all periods; and the additional disclosure requirements under ASC 718.

Capitalized Software Development Costs, page F-56

32.	We note that amortization of capitalized software development costs for fiscal years 2013 and 2012 were reclassified from Cost of Revenues-Licenses to Operating Expenses- Amortization of Capitalized Software to conform to the current year presentation. Please explain why you believe the reclassification is appropriate and your consideration for the guidance in ASC 985-20-45-1 related to such costs.

Cover-All includes in its cost of goods sold costs that are directly tied to its various lines of revenue. Cost of goods sold are directly related to the production of Cover-All’s different product

United States Securities and Exchange Commission

March 31, 2015

licenses, maintenance of its products and professional services. Cover-All acknowledges the Staff’s comment with respect to ASC 985-20-45-1, which states that “because amortization expense of capitalized software costs relates to a software product that is marketed to others, the expense shall be charged to cost of sales or a similar expense category.” The circumstances related to Cover-All’s operations are such that the capitalized software development costs are being amortized utilizing a systematic manner (straight-line method) while new customer contracts for software solutions are entered into in an unpredictable manner.  The timing of new customer contracts for software solutions has historically been unpredictable among accounting periods and is expected to be unpredictable in future periods.  As a result of these timing differences, the direct margin from license revenue has historically fluctuated significantly between accounting periods. In order to be more transparent about the economics of Cover-All’s operations and comparable industry performance among peer companies, the amortization of capitalized software was reclassified to a separate financial statement line item within the operating expense category and appropriate disclosure was made in the notes to the consolidated financial statements. Cover-All also determined that this reclassification resulted in an income statement presentation which still met the requirements outlined in Regulation S-X Rule 5-03.

Capitalized software development costs have historically added future value to Cover-All’s products, resulting in additional future sales, the maintaining of current lines of business, marketability and extending the life of Cover-All’s solution set. Consequently, Cover-All classifies amortization of capitalized software as an operating expense. Amortization of software development costs have been classified as a separate line item within the statement of operations and is not comingled with research and development or other expenses. Amortization of capitalized software development costs in 2013 and 2012 were reclassified to the 2014 presentation to improve the comparability of current year results with prior periods.

Part II

Undertakings, page II-4

33.	Please include the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

The Company has revised its disclosure to include the undertakings required by Item 512(a)(5)(ii) (relating to Rule 430C) and Item 512 (a)(6), respectively, of Regulation S-K in Part II, Item 22(a) of the Amended Registration Statement on pages II-4 and II-5.

Exhibit 23.4

34.	We note that your auditors’ consent refers to the audits of combined financial statements of Majesco for the year ended March 31, 2014 and nine month period ended March 31, 2013,

United States Securities and Exchange Commission

March 31, 2015

but does not refer to the audits of the financial statements “as of March 31, 2014 and March 31, 2013.” Please revise the consent to also reference these financial statements.

The Company has revised the text of Exhibit 23.4, which will be filed together with the Amended Registration Statement, to also refer to the audits of the combined financial statements of Majesco as of March 31, 2014 and March 31, 2013.

**********************************

The Company is aware of its obligations under the Securities Act of 1933, as amended, as they relate to the Amended Registration Statement and acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-4, as amended, effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to your comments to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 808-2745.

Sincerely,

/s/ Valérie Demont

Valérie Demont

cc:   Via E-Mail

Farid Kazani, Majesco

Lori Stanley, Esq., Majesco

Ann Massey, Cover-All Technologies Inc.

David Weiss, Esq., Epstein Becker & Green, P.C.

Michael Pescatore, MSPC Certified Public

Accountants and Advisors, P.C.